

October 28, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

> **Re: Primo Water Corporation**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 18, 2010**
> **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Underwriting, page 153

1. We note your response to comment one in our letter dated October 21, 2010. Please revise your disclosure to state, as you do in your response letter, that:
   - the shares to be purchased by Mr. Prim "are anticipated to represent approximately 2% of the shares (not including the over-allotment option) being offered in the offering,"
   - "shares of common stock purchased by Mr. Prim will be acquired for his own investment purposes and will be subject to the 180-day lock-up arrangement with the underwriters in the initial public offering," and
   - Mr. Prim's purchase of shares "is not required by the underwriting agreement with the underwriters for the offering, and Mr. Prim will not be a party to that agreement."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
       Via Facsimile